Exhibit 99.1

Thomson Reuters Reports Third-Quarter 2023 Results

TORONTO, November 1, 2023 – Thomson Reuters (TSX/NYSE: TRI) today reported results for the third quarter ended September 30, 2023:

•	Solid revenue momentum continued in the third quarter
o	Total company revenue up 1% / organic revenue up 6%
•	Organic revenue up 7% for the “Big 3” segments (Legal Professionals, Corporates and Tax & Accounting Professionals)
•	Maintained full-year 2023 outlook for organic revenue, adjusted EBITDA margin and free cash flow
o	Depreciation and amortization, and interest expense outlook updated
•	Sold 15.0 million shares of the London Stock Exchange Group (LSEG) in the third quarter for gross proceeds of $1.5 billion
•	Announcement of new $1.0 billion share repurchase program

“Solid momentum across our business continued in the third quarter, despite an uncertain macro environment,” said Steve Hasker, president and CEO of Thomson Reuters. “Importantly, our confidence around the generative AI opportunity continues to strengthen. We made good progress against our ‘build, partner, buy’ approach in the quarter, advancing our product roadmaps, pursuing strategic partnerships and completing our acquisition of Casetext. Customers view this progress as a clear sign of our intent, and ability to lead in generative AI, and we are excited to continue unlocking its full potential for their benefit.”

Consolidated Financial Highlights—Three Months Ended September 30

Three Months Ended September 30, (Millions of U.S. dollars, except for adjusted EBITDA margin and EPS) (unaudited)
	2023	2022		Change	Change at Constant Currency
IFRS Financial Measures(1)
Revenues	$1,594	$1,574		1%
Operating profit	$441	$398		11%
Diluted earnings per share (EPS)	$0.80	$0.47		70%
Net cash provided by operating activities	$674	$531		27%

Non-IFRS Financial Measures(1)
Revenues	$1,594	$1,574		1%	1%
Adjusted EBITDA	$632	$535		18%	17%
Adjusted EBITDA margin	39.6%	34.0%		560bp	550bp
Adjusted EPS	$0.82	$0.58	(2)	41%	41%
Free cash flow	$529	$386		37%

(1)  In addition to results reported in accordance with International Financial Reporting Standards (IFRS), the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures, including how they are defined and reconciled to the most directly comparable IFRS measures.

(2)  As of September 30, 2023, we amended our definition of adjusted earnings to exclude amortization from acquired computer software. The comparative 2022 period has been revised to reflect the current period presentation. For additional information, see the “Non-IFRS Financial Measures” section of this news release.

Thomson Reuters Reports Third-Quarter 2023 Results

Revenues increased 1%, driven by growth in recurring revenues. Net divestitures had a 5% negative impact on revenues and foreign currency had no impact.

o	Organic revenues increased 6%, driven by 7% growth in recurring revenues (83% of total revenues) as well as 9% growth in transactions revenues. Global Print revenues decreased 4% organically.
o	The company’s “Big 3” segments reported organic revenue growth of 7% and collectively comprised 80% of total revenues.

Operating profit increased 11% driven by higher revenues and lower costs.

o

Adjusted EBITDA, increased 18% due to higher revenues and lower costs. The related margin increased to 39.6% from 34.0% in the prior-year period. Lower costs reflected Change Program investments made in the prior-year period, which benefited the year-over-year change in adjusted EBITDA margin by 290bp, as well as the timing of expenses, which are largely expected to normalize in the fourth quarter. Foreign currency contributed 10bp to the change.

Diluted EPS was $0.80 compared to $0.47 in the prior-year period primarily due to higher operating profit and lower income tax expense. While both periods included reductions in the value of the company’s investment in LSEG, net of gains on related foreign exchange contracts, the three-month period ended September 30, 2023, benefited from a lower net reduction in the value of the investment.

o

Adjusted EPS, which excludes the changes in value of the company’s LSEG investment and the related foreign exchange contracts, as well as other adjustments, increased to $0.82 per share from $0.58 per share in the prior-year period, primarily due to higher adjusted EBITDA. Adjusted EPS also benefited from a reduction in weighted-average common shares outstanding due to share repurchases and our June 2023 return of capital transaction.

Net cash provided by operating activities increased $143 million primarily due to the cash benefits from higher revenues and lower costs, as well as lower tax payments, and favorable movements in working capital.

o	Free cash flow increased $143 million due to the same factors as net cash provided by operating activities. The prior-year period included investments in the Change Program.

Thomson Reuters Reports Third-Quarter 2023 Results

Highlights by Customer Segment—Three Months Ended September 30

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)

	Three Months Ended
	September 30,		Change
	2023	2022	Total	Constant Currency(1)	Organic(1)(2)

Revenues
Legal Professionals	$688	$701	-2%	-2%	6%
Corporates	391	373	5%	4%	7%
Tax & Accounting Professionals	203	190	7%	8%	12%

“Big 3” Segments Combined(1)	1,282	1,264	1%	1%	7%
Reuters News	180	171	6%	5%	3%
Global Print	137	146	-6%	-5%	-4%
Eliminations/Rounding	(5)	(7)

Revenues	$1,594	$1,574	1%	1%	6%

Adjusted EBITDA(1)
Legal Professionals	$338	$324	4%	3%
Corporates	164	147	12%	11%
Tax & Accounting Professionals	64	59	8%	10%

“Big 3” Segments Combined(1)	566	530	7%	6%
Reuters News	37	33	10%	6%
Global Print	55	50	9%	8%
Corporate costs	(26)	(78)	n/a	n/a

Adjusted EBITDA	$632	$535	18%	17%

Adjusted EBITDA Margin(1)
Legal Professionals	49.1%	46.2%	290bp	260bp
Corporates	41.9%	39.2%	270bp	280bp
Tax & Accounting Professionals	31.2%	31.0%	20bp	50bp
“Big 3” Segments Combined(1)	44.0%	41.9%	210bp	210bp
Reuters News	20.4%	19.7%	70bp	30bp
Global Print	39.6%	34.4%	520bp	480bp
Adjusted EBITDA margin	39.6%	34.0%	560bp	550bp

(1)  See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures. To compute segment and consolidated adjusted EBITDA margin, the Company excludes fair value adjustments related to acquired deferred revenues.

(2)  Computed for revenue growth only.

n/a:  not applicable

Unless otherwise noted, all revenue growth comparisons by customer segment in this news release are at constant currency (or exclude the impact of foreign currency) as Thomson Reuters believes this provides the best basis to measure their performance.

Thomson Reuters Reports Third-Quarter 2023 Results

Legal Professionals

Revenues decreased 2% to $688 million due to the negative impact from net divestitures. Organic revenues increased 6%.

o	Recurring revenues were essentially unchanged (96% of total, 6% organic growth). Organic growth was primarily driven by Westlaw, Practical Law, HighQ, and the Elite divestiture.
o	Transactions revenues declined 37% (4% of total, 12% organic growth). Organic growth was primarily due to the Government business.

Adjusted EBITDA increased 4% to $338 million.

o	The margin increased to 49.1% from 46.2% as lower expenses more than offset lower revenues.

Corporates

Revenues increased 4% to $391 million, including a negative impact from net divestitures. Organic revenues increased 7%.

o	Recurring revenues grew 5% (89% of total, 8% organic) primarily driven by strong growth in Practical Law, HighQ, CLEAR and our Latin America business.
o	Transactions revenues decreased 4% (11% of total, decreased 2% organic).

Adjusted EBITDA increased 12% to $164 million.

o	The margin increased to 41.9% from 39.2%, primarily driven by higher revenues.

Tax & Accounting Professionals

Revenues increased 8% to $203 million, including a negative impact from net divestitures. Organic revenues increased 12%.

o	Recurring revenues increased 2% (79% of total, 9% organic). Organic growth was driven by the segment’s Latin America business.
o	Transactions revenues increased 39% (21% of total, 20% organic) primarily due to Confirmation and SurePrep.

Adjusted EBITDA increased 8% to $64 million.

o	The margin increased to 31.2% from 31.0%, driven by higher revenues and the timing of expenses.

The Tax & Accounting Professionals segment is the company’s most seasonal business with approximately 60% of full-year revenues typically generated in the first and fourth quarters. As a result, the margin performance of this segment has been generally higher in the first and fourth quarters as costs are typically incurred in a more linear fashion throughout the year.

Thomson Reuters Reports Third-Quarter 2023 Results

Reuters News

Revenues of $180 million increased 5% (3% organic) driven by a contractual price increase from our news agreement with the Data & Analytics business of LSEG, and growth in our transactional events and digital advertising revenues.

Adjusted EBITDA increased 10% to $37 million, primarily due to higher revenues.

Global Print

Revenues decreased 5% (decreased 4% organic) to $137 million, in line with our expectations.

Adjusted EBITDA increased 9% to $55 million.

o	The margin increased to 39.6% from 34.4%, driven by lower expenses due to timing related to editorial and other labor costs. We expect the timing to largely normalize in Q4.

Corporate Costs

Corporate costs at the adjusted EBITDA level were $26 million. Corporate costs were $78 million in the prior-year period and included $47 million of Change Program costs.

Consolidated Financial Highlights—Nine Months Ended September 30

Nine Months Ended September 30, (Millions of U.S. dollars, except for adjusted EBITDA margin and EPS) (unaudited)
	2023	2022		Change	Change at Constant Currency
IFRS Financial Measures(1)
Revenues	$4,979	$4,862		2%
Operating profit	$1,774	$1,203		47%
Diluted EPS	$4.31	$2.30		87%
Net cash provided by operating activities	$1,636	$1,239		32%

Non-IFRS Financial Measures(1)
Revenues	$4,979	$4,862		2%	3%
Adjusted EBITDA	$1,971	$1,696		16%	16%
Adjusted EBITDA margin	39.5%	34.9%		460bp	430bp
Adjusted EPS	$2.53	$1.87	(2)	35%	35%
Free cash flow	$1,258	$814		55%

(1)  In addition to results reported in accordance with IFRS, the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures, including how they are defined and reconciled to the most directly comparable IFRS measures.

(2)  As of September 30, 2023, we amended our definition of adjusted earnings to exclude amortization from acquired computer software. The comparative 2022 period has been revised to reflect the current period presentation. For additional information, see the “Non-IFRS Financial Measures” section of this news release.

Thomson Reuters Reports Third-Quarter 2023 Results

Revenues increased 2%, driven by recurring and transactions revenues. Net divestitures had a 3% negative impact on revenues and foreign currency had 1% negative impact.

o	Organic revenues increased 6%, driven by 6% growth in recurring revenues (80% of total revenues) as well as 9% growth in transactions revenues. Global Print revenues decreased 3% organically.
o	The company’s “Big 3” segments reported organic revenue growth of 7% and collectively comprised 81% of total revenues.

Operating profit increased 47% primarily due to the gain on the sale of a majority stake in the company’s Elite business. Higher revenues and lower costs also contributed to operating profit growth.

o

Adjusted EBITDA, which excludes the gain on sale of Elite, as well as other adjustments, increased 16% due to higher revenues and lower costs. The related margin increased to 39.5% from 34.9% in the prior-year period. Lower costs reflected Change Program investments made in the prior-year period, which benefited the year-over-year change in adjusted EBITDA margin by 220bp. Foreign currency contributed 30bp to the year-over-year change in the adjusted EBITDA margin.

Diluted EPS was $4.31 per share compared to $2.30 per share in the prior-year period, primarily due to higher operating profit and an increase in the value of the company’s investment in LSEG, net of changes in the value of related foreign exchange contracts.

o

Adjusted EPS, which excludes the gain on the sale of a majority stake in the company’s Elite business, changes in value of the company’s LSEG investment, as well as other adjustments, increased to $2.53 per share from $1.87 per share in the prior-year period, primarily due to higher adjusted EBITDA. Adjusted EPS also benefited from a reduction in weighted-average common shares outstanding due to share repurchases and our June 2023 return of capital transaction.

Net cash provided by operating activities increased $397 million due to cash benefits from higher revenues and lower costs, lower tax payments, and favorable movements in working capital.

o	Free cash flow increased $444 million due to higher cash flows from operating activities as well as lower capital expenditures. The prior-year period included investments in the Change Program.

Thomson Reuters Reports Third-Quarter 2023 Results

Highlights by Customer Segment—Nine Months Ended September 30

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)

	Nine Months Ended
	September 30,		Change
	2023	2022	Total	Constant Currency(1)	Organic(1)(2)

Revenues
Legal Professionals	$2,107	$2,099	0%	1%	6%
Corporates	1,218	1,157	5%	5%	7%
Tax & Accounting Professionals	714	660	8%	9%	11%

“Big 3” Segments Combined(1)	4,039	3,916	3%	4%	7%
Reuters News	549	535	3%	2%	2%
Global Print	408	430	-5%	-4%	-3%
Eliminations/Rounding	(17)	(19)

Revenues	$4,979	$4,862	2%	3%	6%

Adjusted EBITDA(1)
Legal Professionals	$1,001	$933	7%	7%
Corporates	481	443	9%	9%
Tax & Accounting Professionals	302	262	15%	16%

“Big 3” Segments Combined(1)	1,784	1,638	9%	9%
Reuters News	111	114	-3%	-10%
Global Print	158	153	3%	3%
Corporate costs	(82)	(209)	n/a	n/a

Adjusted EBITDA	$1,971	$1,696	16%	16%

Adjusted EBITDA Margin(1)
Legal Professionals	47.5%	44.5%	300bp	280bp
Corporates	39.4%	38.2%	120bp	110bp
Tax & Accounting Professionals	41.6%	39.7%	190bp	180bp
“Big 3” Segments Combined(1)	44.0%	41.8%	220bp	200bp
Reuters News	20.1%	21.4%	-130bp	-280bp
Global Print	38.6%	35.6%	300bp	280bp
Adjusted EBITDA margin	39.5%	34.9%	460bp	430bp

(1)  See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures. To compute segment and consolidated adjusted EBITDA margin, the Company excludes fair value adjustments related to acquired deferred revenues.

(2)  Computed for revenue growth only.

n/a:  not applicable

Thomson Reuters Reports Third-Quarter 2023 Results

2023 Outlook

The company is maintaining its 2023 outlook except for updates to depreciation and amortization, and interest expense as follows:

In the third quarter of 2023, we amended our definition of adjusted earnings to exclude amortization from acquired computer software. As part of this transition, our guidance includes new details about the components of amortization expense. Refer to the non-IFRS financial measures section and the tables appended to this news release for additional information.

•

Depreciation and amortization has been updated to incorporate the recent acquisitions and to narrow the range with one quarter left in the year. Depreciation and amortization is also broken down into two line items to support the new non-IFRS adjusted earnings presentation. Amortization of acquired software, which is now excluded from our non-IFRS adjusted earnings, rises due to recent acquisition activity. Our full-year adjusted depreciation and amortization guidance for the full year is now $625 million to $635 million, with $555 million to $560 million related to internally developed software and $70 million to $75 million for amortization of acquired software.

•

Interest expense is expected to be $170 million to $180 million, which is lower than our previous guidance of $190 million. We continue to benefit from our accelerated pace of LSEG monetization and higher interest rates on our cash balances.

The table below sets forth the company’s updated outlook, which assumes constant currency rates and excludes the impact of any future acquisitions or dispositions that may occur during the year. Thomson Reuters believes that this type of guidance provides useful insight into the anticipated performance of its businesses.

The company expects its fourth-quarter 2023 organic revenue growth to be within the full-year 5.5% - 6.0% range and its adjusted EBITDA margin to be approximately 37%, reflecting growth investments, productivity initiatives and dilution from recent acquisitions.

While the company’s performance during the nine months of 2023 provides it with increasing confidence about its outlook, the macroeconomic backdrop remains uncertain with many signs that point to a weakening global economic environment, amid rising interest rates, high inflation, and ongoing geopolitical risks. Any worsening of the global economic or business environment could impact the company’s ability to achieve its outlook.

Thomson Reuters Reports Third-Quarter 2023 Results

Reported Full-Year 2022 and Updated Full-Year 2023 Outlook

Total Thomson Reuters	FY 2022 Reported	FY 2023 Outlook 2/9/23	FY 2023 Outlook 5/2/23	FY 2023 Outlook 8/2/23	FY 2023 Outlook 11/1/23

Total Revenue Growth	4%	4.5% - 5.0%	3.0% - 3.5%	Unchanged	Unchanged

Organic Revenue Growth(1)	6%	5.5% - 6.0%	Unchanged	Unchanged	Unchanged

Adjusted EBITDA Margin(1)	35.1%	~ 39%	Unchanged	Unchanged	Unchanged

Corporate Costs Core Corporate Costs Change Program OpEx	$293 million $122 million $171 million	$110 - $120 million $110 - $120 million n/a	Unchanged	Unchanged	Unchanged

Free Cash Flow(1)	$1.3 billion	~$1.8 billion	Unchanged	Unchanged	Unchanged

Accrued Capex as % of Revenue(1) Real Estate Optimization Spend(2)	8.2% n/a	~ 7% $30 million	Unchanged	~ 8% n/a	Unchanged n/a

Depreciation & Amortization Depreciation & Amortization of Internally Developed Software Amortization of Acquired Software	$625 million $586 million $39 million	$595 - $625 million $545 - $565 million $50 - $60 million	Unchanged	Unchanged	$625 - $635 million $555 - $560 million $70 - $75 million

Interest Expense (P&L)(3)	$196 million	$190 - $210 million	Unchanged	~$190 million	$170 - $180 million

Effective Tax Rate on Adjusted Earnings(1)	17.7%	~ 18%	Unchanged	~17%	Unchanged

“Big 3” Segments(1)	FY 2022 Reported	FY 2023 Outlook 2/9/23	FY 2023 Outlook 5/2/23	FY 2023 Outlook 8/2/23	FY 2023 Outlook 11/1/23

Total Revenue Growth	5%	5.5% - 6.0%	3.5% - 4.0%	Unchanged	Unchanged

Organic Revenue Growth	7%	6.5% - 7.0%	Unchanged	Unchanged	Unchanged

Adjusted EBITDA Margin	42.4%	~ 44%	Unchanged	Unchanged	Unchanged

(1)	Non-IFRS financial measures. See the “Non-IFRS Financial Measures” section below as well as the tables and footnotes appended to this news release for more information.
(2)	Real estate optimization spend in 2023 was incremental to the Accrued Capex as a percent of revenue outlook, as presented on February 9 and May 2 of 2023.
(3)	Interest expense guidance excludes a $12 million benefit from the release of a tax reserve that is removed from adjusted earnings.

The information in this section is forward-looking. Actual results, which will include the impact of currency and future acquisitions and dispositions completed during 2023, may differ materially from the company’s outlook. The information in this section should also be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Risks and Material Assumptions.”

Thomson Reuters Reports Third-Quarter 2023 Results

Acquisitions

In August 2023, the company acquired Casetext for $650 million. Casetext uses artificial intelligence and machine learning, which enable legal professionals to work more efficiently.

In July 2023, the company acquired Imagen Ltd, a media asset management company, which will be part of the Reuters News segment.

Today, the company acquired full ownership of the Westlaw Japan business, previously a joint venture with Shinnippon-Hoki Publishing Co., Ltd. Westlaw Japan is now part of Thomson Reuters Japan.

Dividends

In February 2023, the company announced a 10% or $0.18 per share annualized increase in the dividend to $1.96 per common share, representing the 30th consecutive year of dividend increases. A quarterly dividend of $0.49 per share is payable on December 15, 2023 to common shareholders of record as of November 16, 2023.

As of the close of business on October 30, 2023, Thomson Reuters had 455,491,082 common shares outstanding.

Normal Course Issuer Bid and $1.0 Billion Share Repurchase Program

Thomson Reuters also announced today that it has received approval from the Toronto Stock Exchange (TSX) for the renewal of its normal course issuer bid (NCIB). The company also announced that it plans to repurchase up to $1.0 billion of its shares under the new NCIB.

Under the new NCIB, up to 10 million common shares (which represents approximately 2.19% of the company’s issued and outstanding common shares as of October 30, 2023) may be repurchased between November 3, 2023 and November 2, 2024.

Under the renewed NCIB, shares may be repurchased in open market transactions on the TSX, the New York Stock Exchange (NYSE) and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases or share purchase program agreement purchases if Thomson Reuters receives , if applicable, an issuer bid exemption order in the future from applicable securities regulatory authorities in Canada for such purchases. The price that Thomson Reuters will pay for common shares in open market transactions will be the market price at the time of purchase or such other price as may be permitted by the TSX. Any private agreement purchases made under an exemption order, if applicable, may be at a discount to the prevailing market price. In accordance with TSX rules, any daily repurchases (other than pursuant to a block purchase exception) on the TSX under the renewed NCIB are limited to a maximum of 81,240 shares, which represents 25% of the average daily trading volume on the TSX of 324,961 for the six months ended September 30, 2023 (net of repurchases made by the company during that time period). Any shares that are repurchased are cancelled.

From time to time when Thomson Reuters does not possess material nonpublic information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when Thomson Reuters ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with Thomson Reuters’ broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended.

Thomson Reuters has historically maintained a disciplined capital strategy that balances growth, long-term financial leverage, credit ratings and returns to shareholders through dividends and share repurchases. The NCIB provides the company with a flexible way to provide returns to shareholders who choose to participate by selling their shares.

Thomson Reuters Reports Third-Quarter 2023 Results

Decisions regarding any future repurchases will depend on certain factors, such as market conditions, share price and other opportunities to invest capital for growth. Thomson Reuters may elect to suspend or discontinue share repurchases at any time, in accordance with applicable laws.

For its NCIB that began on June 13, 2022 and expired on June 12, 2023, Thomson Reuters previously received approval from the TSX to repurchase up to 24 million common shares. Of this amount, Thomson Reuters repurchased 17,851,024 common shares for a total cost of approximately $2 billion, representing an average price of $112.04 per share. Thomson Reuters repurchased the common shares through the facilities of the TSX, the NYSE and other alternative trading systems through its broker.

LSEG Ownership Interest

Thomson Reuters indirectly owns LSEG shares through an entity that it jointly owns with Blackstone’s consortium and a group of current LSEG and former Refinitiv senior management. During the third quarter of 2023, the company sold 15.0 million shares that it indirectly owned for $1.5 billion of gross proceeds.

As of October 30, 2023, Thomson Reuters indirectly owned approximately 16.9 million LSEG shares, which had a market value of approximately $1.7 billion based on LSEG’s closing share price on that day. In connection with the September 2023 LSEG share sale, the company indirectly entered into call options to sell approximately 3.5 million LSEG shares with maturity dates in 2023 and 2024 in the event that the LSEG share price exceeds specified levels.

Thomson Reuters

Thomson Reuters (NYSE / TSX: TRI) informs the way forward by bringing together the trusted content and technology that people and organizations need to make the right decisions. The company serves professionals across legal, tax, accounting, compliance, government, and media. Its products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth and transparency. Reuters, part of Thomson Reuters, is a world leading provider of trusted journalism and news. For more information, visit tr.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures, which include ratios that incorporate one or more non-IFRS financial measures, such as adjusted EBITDA (other than at the customer segment level) and the related margin, free cash flow, adjusted earnings and the effective tax rate on adjusted earnings, adjusted EPS, accrued capital expenditures expressed as a percentage of revenues, selected measures excluding the impact of foreign currency, changes in revenues computed on an organic basis as well as all financial measures for the “Big 3” segments.

As of September 30, 2023, Thomson Reuters amended its definition of adjusted earnings to exclude amortization from acquired computer software. While the company has always excluded amortization from acquired identifiable intangible assets other than computer software from its definition of adjusted earnings, this change aligns its treatment of amortization for all acquired intangible assets. Prior period amounts were revised for comparability.

Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position as well as for internal planning purposes and the company’s business outlook. Additionally, Thomson Reuters uses non-IFRS measures as the basis for management incentive programs. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies

Thomson Reuters Reports Third-Quarter 2023 Results

and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

The company’s outlook contains various non-IFRS financial measures. The company believes that providing reconciliations of forward-looking non-IFRS financial measures in its outlook would be potentially misleading and not practical due to the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for outlook purposes only, the company is unable to reconcile these non-IFRS measures to the most directly comparable IFRS measures because it cannot predict, with reasonable certainty, the impacts of changes in foreign exchange rates which impact (i) the translation of its results reported at average foreign currency rates for the year, and (ii) other finance income or expense related to intercompany financing arrangements and foreign exchange contracts. Additionally, the company cannot reasonably predict (i) its share of post-tax earnings or losses in equity method investments, which is subject to changes in the stock price of LSEG or (ii) the occurrence or amount of other operating gains and losses that generally arise from business transactions that the company does not currently anticipate.

ROUNDING

Other than EPS, the company reports its results in millions of U.S. dollars, but computes percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL RISKS AND MATERIAL ASSUMPTIONS

Certain statements in this news release, including, but not limited to, statements in Mr. Hasker’s comments, the “2023 Outlook” section and the company’s expectations regarding timing of expenses, impacting adjusted EBITDA and statements regarding the company’s plan to repurchase up to $1.0 billion of its common shares and its intention related to future repurchases, are forward-looking. The words “will”, “expect”, “believe”, “target”, “estimate”, “could”, “should”, “intend”, “predict”, “project” and similar expressions identify forward-looking statements. While the company believes that it has a reasonable basis for making forward-looking statements in this news release, they are not a guarantee of future performance or outcomes and there is no assurance that any of the other events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond the company’s control and the effects of them can be difficult to predict.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, those discussed on pages 19-33 in the “Risk Factors” section of the company’s 2022 annual report. These and other risk factors are discussed in materials that Thomson Reuters from time-to-time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (SEC). Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of tr.com.

The company’s business outlook is based on information currently available to the company and is based on various external and internal assumptions made by the company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the company believes are appropriate under the circumstances. Material assumptions and material risks may cause actual performance to differ from the company’s expectations underlying its business outlook. In particular, the global economy has experienced substantial disruption due to concerns regarding economic effects associated with the macroeconomic backdrop and ongoing geopolitical risks. The company’s business outlook assumes that uncertain macroeconomic and geopolitical conditions will continue to disrupt the economy and cause periods of volatility, however, these conditions may last substantially longer than expected and any worsening of the global economic or business environment could impact the company’s ability to achieve its outlook and affect its results and other expectations. For a discussion of material assumptions and material risks related to the company’s 2023 outlook, please see page 19 of the company’s second-quarter management’s discussion and analysis (MD&A) for the period ended June 30, 2023. The company’s quarterly MD&A and annual report are filed with, or furnished to, the Canadian securities regulatory authorities and the U.S. SEC and are also available in the “Investor Relations” section of tr.com.

Thomson Reuters Reports Third-Quarter 2023 Results

The company has provided an updated outlook for the purpose of presenting information about current expectations for the periods presented. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release.

Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA Andrew Green Senior Director, Corporate Affairs +1 332 219 1511 andrew.green@tr.com	INVESTORS Gary Bisbee, CFA Head of Investor Relations +1 646 540 3249 gary.bisbee@tr.com

Thomson Reuters will webcast a discussion of its third-quarter 2023 results and its 2023 business outlook today beginning at 9:00 a.m. Eastern Daylight Time (EDT). You can access the webcast by visiting ir.tr.com. An archive of the webcast will be available following the presentation.

Thomson Reuters Reports Third-Quarter 2023 Results

Thomson Reuters Corporation

Consolidated Income Statement

(millions of U.S. dollars, except per share data)

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
CONTINUING OPERATIONS
Revenues	$1,594	$1,574	$4,979	$4,862
Operating expenses	(958)	(1,023)	(3,022)	(3,145)
Depreciation	(28)	(34)	(87)	(110)
Amortization of computer software	(132)	(119)	(377)	(354)
Amortization of other identifiable intangible assets	(24)	(25)	(72)	(76)
Other operating (losses) gains, net	(11)	25	353	26

Operating profit	441	398	1,774	1,203
Finance costs, net:
Net interest expense	(32)	(48)	(121)	(145)
Other finance income (costs)	117	448	(75)	862

Income before tax and equity method investments	526	798	1,578	1,920
Share of post-tax (losses) earnings in equity method investments	(174)	(525)	815	(552)
Tax benefit (expense)	18	(8)	(397)	(156)

Earnings from continuing operations	370	265	1,996	1,212
(Loss) earnings from discontinued operations, net of tax	(3)	(37)	21	(92)

Net earnings	$367	$228	$2,017	$1,120

Earnings attributable to common shareholders	$367	$228	$2,017	$1,120
Earnings per share:
Basic earnings (loss) per share:
From continuing operations	$0.81	$0.55	$4.27	$2.49
From discontinued operations	(0.01)	(0.08)	0.05	(0.19)

Basic earnings per share	$0.80	$0.47	$4.32	$2.30

Diluted earnings (loss) per share:
From continuing operations	$0.81	$0.55	$4.27	$2.49
From discontinued operations	(0.01)	(0.08)	0.04	(0.19)

Diluted earnings per share	$0.80	$0.47	$4.31	$2.30

Basic weighted-average common shares	455,458,515	483,103,155	466,078,377	485,616,132

Diluted weighted-average common shares	456,062,363	483,888,186	466,838,142	486,309,037

Thomson Reuters Reports Third-Quarter 2023 Results

Thomson Reuters Corporation

Consolidated Statement of Financial Position

(millions of U.S. dollars)

(unaudited)

	September 30, 2023	December 31, 2022
Assets
Cash and cash equivalents	$2,516	$1,069
Trade and other receivables	982	1,069
Other financial assets	118	204
Prepaid expenses and other current assets	439	469

Current assets	4,055	2,811
Property and equipment, net	395	414
Computer software, net	1,256	935
Other identifiable intangible assets, net	3,175	3,219
Goodwill	6,667	5,869
Equity method investments	1,801	6,199
Other financial assets	373	527
Other non-current assets	581	619
Deferred tax	1,046	1,118

Total assets	$19,349	$21,711

Liabilities and equity
Liabilities
Current indebtedness	$1,480	$1,647
Payables, accruals and provisions	925	1,222
Current tax liabilities	423	324
Deferred revenue	935	886
Other financial liabilities	85	812

Current liabilities	3,848	4,891
Long-term indebtedness	2,878	3,114
Provisions and other non-current liabilities	720	691
Other financial liabilities	204	233
Deferred tax	507	897

Total liabilities	8,157	9,826

Equity
Capital	3,388	5,398
Retained earnings	8,933	7,642
Accumulated other comprehensive loss	(1,129)	(1,155)

Total equity	11,192	11,885

Total liabilities and equity	$19,349	$21,711

Thomson Reuters Reports Third-Quarter 2023 Results

Thomson Reuters Corporation

Consolidated Statement of Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Cash provided by (used in):
Operating activities
Earnings from continuing operations	$370	$265	$1,996	$1,212
Adjustments for:
Depreciation	28	34	87	110
Amortization of computer software	132	119	377	354
Amortization of other identifiable intangible assets	24	25	72	76
Net losses (gains) on disposals of businesses and investments	6	(30)	(341)	(29)
Share of post-tax losses (earnings) in equity method investments	174	525	(815)	552
Deferred tax	(251)	(176)	(369)	(193)
Other	(89)	(417)	188	(742)
Changes in working capital and other items	257	181	417	(35)

Operating cash flows from continuing operations	651	526	1,612	1,305
Operating cash flows from discontinued operations	23	5	24	(66)

Net cash provided by operating activities	674	531	1,636	1,239

Investing activities
Acquisitions, net of cash acquired	(678)	(19)	(1,201)	(190)
Proceeds from disposals of businesses and investments	—	29	418	29
Proceeds from sales of LSEG shares	1,517	24	5,393	24
Capital expenditures	(145)	(152)	(412)	(460)
Other investing activities	14	25	82	87
Taxes paid on sales of LSEG shares and disposals of businesses	(273)	—	(543)	—

Investing cash flows from continuing operations	435	(93)	3,737	(510)
Investing cash flows from discontinued operations	—	—	(1)	(16)

Net cash provided by (used in) investing activities	435	(93)	3,736	(526)

Financing activities
Net (repayments) borrowings under short-term loan facilities	(1,214)	319	(443)	369
Payments of lease principal	(13)	(17)	(44)	(50)
Payments for return of capital on common shares	—	—	(2,045)	—
Repurchases of common shares	—	(504)	(718)	(698)
Dividends paid on preference shares	(1)	(1)	(4)	(2)
Dividends paid on common shares	(218)	(208)	(672)	(627)
Other financing activities	(3)	(25)	2	(16)

Net cash used in financing activities	(1,449)	(436)	(3,924)	(1,024)

Translation adjustments	(2)	(4)	(1)	(8)

(Decrease) increase in cash and cash equivalents	(342)	(2)	1,447	(319)
Cash and cash equivalents at beginning of period	2,858	461	1,069	778

Cash and cash equivalents at end of period	$2,516	$459	$2,516	$459

Thomson Reuters Reports Third-Quarter 2023 Results

Thomson Reuters Corporation

Reconciliation of Earnings from Continuing Operations to Adjusted EBITDA(1)

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,		Year Ended December 31,
	2023	2022	2023	2022	2022
Earnings from continuing operations	$370	$265	$1,996	$1,212	$1,391
Adjustments to remove:
Tax (benefit) expense	(18)	8	397	156	259
Other finance (income) costs	(117)	(448)	75	(862)	(444)
Net interest expense	32	48	121	145	196
Amortization of other identifiable intangible assets	24	25	72	76	99
Amortization of computer software	132	119	377	354	485
Depreciation	28	34	87	110	140

EBITDA	$451	$51	$3,125	$1,191	$2,126
Adjustments to remove:
Share of post-tax losses (earnings) in equity method investments	174	525	(815)	552	432
Other operating losses (gains), net	11	(25)	(353)	(26)	(211)
Fair value adjustments*	(4)	(16)	14	(21)	(18)

Adjusted EBITDA(1)	$632	$535	$1,971	$1,696	$2,329

Adjusted EBITDA margin(1)	39.6%	34.0%	39.5%	34.9%	35.1%

*

Fair value adjustments primarily represent gains or losses on intercompany balances that arise in the ordinary course of business due to changes in foreign currency exchange rates, which are a component of operating expenses, as well as adjustments related to acquired deferred revenue.

Thomson Reuters Corporation

Reconciliation of Net Cash Provided By Operating Activities to Free Cash Flow(1)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,		Year Ended December 31,
	2023	2022	2023	2022	2022
Net cash provided by operating activities	$674	$531	$1,636	$1,239	$1,915
Capital expenditures	(145)	(152)	(412)	(460)	(595)
Other investing activities	14	25	82	87	88
Payments of lease principal	(13)	(17)	(44)	(50)	(65)
Dividends paid on preference shares	(1)	(1)	(4)	(2)	(3)

Free cash flow(1)	$529	$386	$1,258	$814	$1,340

Thomson Reuters Corporation

Reconciliation of Capital Expenditures to Accrued Capital Expenditures(1)

(millions of U.S. dollars)

(unaudited)

Year Ended December 31,
2022
Capital expenditures	$595
Remove: IFRS adjustment to cash basis	(50)

Accrued capital expenditures(1)	$545

Accrued capital expenditures as a percentage of revenues(1)	8.2%

(1)	Refer to page 24 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Third-Quarter 2023 Results

Thomson Reuters Corporation

Reconciliation of Net Earnings to Adjusted Earnings(1)

Reconciliation of Total Change in Adjusted EPS to Change in Constant Currency(1)

(millions of U.S. dollars, except for share and per share data)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,		Year Ended December 31,
	2023	2022	2023	2022	2022
Net earnings	$367	$228	$2,017	$1,120	$1,338
Adjustments to remove:
Fair value adjustments*	(4)	(16)	14	(21)	(18)
Amortization of acquired computer software	21	7	48	27	39
Amortization of other identifiable intangible assets	24	25	72	76	99
Other operating losses (gains), net	11	(25)	(353)	(26)	(211)
Interest benefit impacting comparability(2)	(12)	—	(12)	—	—
Other finance (income) costs	(117)	(448)	75	(862)	(444)
Share of post-tax losses (earnings) in equity method investments	174	525	(815)	552	432
Tax on above items(1)	(31)	(53)	227	(6)	(30)
Tax items impacting comparability(1)(2)	(62)	—	(64)	(45)	15
Loss (earnings) from discontinued operations, net of tax	3	37	(21)	92	53
Interim period effective tax rate normalization(1)	2	—	(1)	3	—
Dividends declared on preference shares	(1)	(1)	(4)	(2)	(3)

Adjusted earnings(1)	$375	$279	$1,183	$908	$1,270

Adjusted EPS(1)	$0.82	$0.58	$2.53	$1.87

Total change	41%		35%
Foreign currency	0%		0%
Constant currency	41%		35%
Diluted weighted-average common shares (millions)	456.1	483.9	466.8	486.3

Reconciliation of Effective Tax Rate on Adjusted Earnings(1)					Year-ended December 31,
					2022
Adjusted earnings					$1,270
Plus: Dividends declared on preference shares					3
Plus: Tax expense on adjusted earnings					274

Pre-Tax Adjusted earnings					$1,547

IFRS Tax expense					$259
Remove tax related to:
Amortization of acquired computer software					8
Amortization of other identifiable intangible assets					22
Share of post-tax losses in equity method investments					124
Other finance income					(80)
Other operating gains, net					(42)
Other items					(2)

Subtotal—Remove tax benefit on pre-tax items removed from adjusted earnings					30
Remove: Tax items impacting comparability					(15)

Total: Remove all items impacting comparability					15

Tax expense on adjusted earnings					$274

Effective tax rate on adjusted earnings					17.7%

*

Fair value adjustments primarily represent gains or losses on intercompany balances that arise in the ordinary course of business due to changes in foreign currency exchange rates, which are a component of operating expenses, as well as adjustments related to acquired deferred revenue.

(1)	Refer to page 24 for additional information on non-IFRS financial measures.
(2)	In 2023, release of tax and interest reserves due to the expiration of statutes of limitation.

Thomson Reuters Reports Third-Quarter 2023 Results

Thomson Reuters Corporation

Reconciliation of Changes in Revenues to Changes in Revenues on a Constant Currency(1) and Organic Basis(1)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended
	September 30,		Change
	2023	2022	Total	Foreign Currency	SUBTOTAL Constant Currency	Net Acquisitions/ (Divestitures)	Organic
Total Revenues
Legal Professionals	$688	$701	-2%	0%	-2%	-9%	6%
Corporates	391	373	5%	1%	4%	-3%	7%
Tax & Accounting Professionals	203	190	7%	-1%	8%	-4%	12%

“Big 3” Segments Combined(1)	1,282	1,264	1%	0%	1%	-6%	7%
Reuters News	180	171	6%	1%	5%	1%	3%
Global Print	137	146	-6%	0%	-5%	-1%	-4%
Eliminations/Rounding	(5)	(7)

Revenues	$1,594	$1,574	1%	0%	1%	-5%	6%

Recurring Revenues
Legal Professionals	$661	$658	0%	1%	0%	-6%	6%
Corporates	349	330	6%	1%	5%	-3%	8%
Tax & Accounting Professionals	160	158	1%	-1%	2%	-8%	9%

“Big 3” Segments Combined(1)	1,170	1,146	2%	1%	2%	-5%	7%
Reuters News	158	152	4%	1%	3%	1%	3%
Eliminations/Rounding	(5)	(7)

Total Recurring Revenues	$1,323	$1,291	2%	1%	2%	-5%	7%

Transactions Revenues
Legal Professionals	$27	$43	-38%	-1%	-37%	-49%	12%
Corporates	42	43	-3%	1%	-4%	-1%	-2%
Tax & Accounting Professionals	43	32	37%	-2%	39%	19%	20%

“Big 3” Segments Combined(1)	112	118	-5%	-1%	-4%	-13%	9%
Reuters News	22	19	17%	5%	12%	3%	9%

Total Transactions Revenues	$134	$137	-2%	0%	-2%	-11%	9%

Growth percentages are computed using whole dollars. As a result, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1)	Refer to page 24 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Third-Quarter 2023 Results

Thomson Reuters Corporation

Reconciliation of Changes in Revenues to Changes in Revenues on a Constant Currency(1) and Organic Basis(1)

(millions of U.S. dollars)

(unaudited)

	Nine Months Ended
	September 30,		Change
	2023	2022	Total	Foreign Currency	SUBTOTAL Constant Currency	Net Acquisitions/ (Divestitures)	Organic
Total Revenues
Legal Professionals	$2,107	$2,099	0%	0%	1%	-5%	6%
Corporates	1,218	1,157	5%	0%	5%	-2%	7%
Tax & Accounting Professionals	714	660	8%	-1%	9%	-1%	11%

“Big 3” Segments Combined(1)	4,039	3,916	3%	0%	4%	-3%	7%
Reuters News	549	535	3%	0%	2%	0%	2%
Global Print	408	430	-5%	-1%	-4%	-1%	-3%
Eliminations/Rounding	(17)	(19)

Revenues	$4,979	$4,862	2%	0%	3%	-3%	6%

Recurring Revenues
Legal Professionals	$2,000	$1,967	2%	0%	2%	-4%	6%
Corporates	1,015	968	5%	0%	5%	-3%	8%
Tax & Accounting Professionals	503	507	-1%	-1%	0%	-8%	8%

“Big 3” Segments Combined(1)	3,518	3,442	2%	0%	3%	-4%	7%
Reuters News	468	459	2%	0%	2%	0%	2%
Eliminations/Rounding	(17)	(19)

Total Recurring Revenues	$3,969	$3,882	2%	0%	3%	-4%	6%

Transactions Revenues
Legal Professionals	$107	$132	-19%	-1%	-18%	-25%	7%
Corporates	203	189	7%	0%	7%	2%	5%
Tax & Accounting Professionals	211	153	38%	-2%	41%	23%	17%

“Big 3” Segments Combined(1)	521	474	10%	-1%	11%	1%	10%
Reuters News	81	76	6%	4%	2%	1%	2%

Total Transactions Revenues	$602	$550	9%	0%	10%	1%	9%

	Year Ended
	December 31,		Change
	2022	2021	Total	Foreign Currency	SUBTOTAL Constant Currency	Net Acquisitions/ (Divestitures)	Organic
Total Revenues
Legal Professionals	$2,803	$2,712	3%	-2%	5%	-1%	6%
Corporates	1,536	1,440	7%	-1%	8%	0%	8%
Tax & Accounting Professionals	986	915	8%	-1%	8%	-1%	9%

“Big 3” Segments Combined(1)	5,325	5,067	5%	-1%	6%	-1%	7%
Reuters News	733	694	6%	-3%	9%	0%	9%
Global Print	592	609	-3%	-2%	-1%	0%	-1%
Eliminations/Rounding	(23)	(22)

Revenues	$6,627	$6,348	4%	-2%	6%	0%	6%

Growth percentages are computed using whole dollars. As a result, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1)	Refer to page 24 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Third-Quarter 2023 Results

Thomson Reuters Corporation

Reconciliation of Changes in Adjusted EBITDA(1) and Related Margin(1) to Changes on a Constant Currency Basis(1)

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended
	September 30,		Change
	2023	2022	Total	Foreign Currency	Constant Currency
Adjusted EBITDA(1)
Legal Professionals	$338	$324	4%	1%	3%
Corporates	164	147	12%	1%	11%
Tax & Accounting Professionals	64	59	8%	-2%	10%

“Big 3” Segments Combined(1)	566	530	7%	1%	6%
Reuters News	37	33	10%	3%	6%
Global Print	55	50	9%	1%	8%
Corporate costs	(26)	(78)	n/a	n/a	n/a

Adjusted EBITDA	$632	$535	18%	1%	17%

Adjusted EBITDA Margin(1)
Legal Professionals	49.1%	46.2%	290bp	30bp	260bp
Corporates	41.9%	39.2%	270bp	-10bp	280bp
Tax & Accounting Professionals	31.2%	31.0%	20bp	-30bp	50bp
“Big 3” Segments Combined(1)	44.0%	41.9%	210bp	0bp	210bp
Reuters News	20.4%	19.7%	70bp	40bp	30bp
Global Print	39.6%	34.4%	520bp	40bp	480bp
Adjusted EBITDA margin	39.6%	34.0%	560bp	10bp	550bp

Thomson Reuters Corporation

Reconciliation of Changes in Adjusted EBITDA(1) and Related Margin(1) to Changes on a Constant Currency Basis(1)

(millions of U.S. dollars, except for margins)

(unaudited)

	Nine Months Ended
	September 30,		Change
	2023	2022	Total	Foreign Currency	Constant Currency
Adjusted EBITDA(1)
Legal Professionals	$1,001	$933	7%	0%	7%
Corporates	481	443	9%	0%	9%
Tax & Accounting Professionals	302	262	15%	-1%	16%

“Big 3” Segments Combined(1)	1,784	1,638	9%	0%	9%
Reuters News	111	114	-3%	7%	-10%
Global Print	158	153	3%	0%	3%
Corporate costs	(82)	(209)	n/a	n/a	n/a

Adjusted EBITDA	$1,971	$1,696	16%	0%	16%

Adjusted EBITDA Margin(1)
Legal Professionals	47.5%	44.5%	300bp	20bp	280bp
Corporates	39.4%	38.2%	120bp	10bp	110bp
Tax & Accounting Professionals	41.6%	39.7%	190bp	10bp	180bp
“Big 3” Segments Combined(1)	44.0%	41.8%	220bp	20bp	200bp
Reuters News	20.1%	21.4%	-130bp	150bp	-280bp
Global Print	38.6%	35.6%	300bp	20bp	280bp
Adjusted EBITDA margin	39.5%	34.9%	460bp	30bp	430bp

n/a: not applicable

Growth percentages and margins are computed using whole dollars. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1)	Refer to page 24 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Third-Quarter 2023 Results

Reconciliation of adjusted EBITDA margin(1)

To compute segment and consolidated adjusted EBITDA margin, we exclude fair value adjustments related to acquired deferred revenue from our IFRS revenues. The chart below reconciles IFRS revenues to revenues used in the calculation of adjusted EBITDA margin, which excludes fair value adjustments related to acquired deferred revenue.

Three months ended September 30, 2023
	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA Margin
Legal Professionals	$688	$1	$689	$338	49.1%
Corporates	391	—	391	164	41.9%
Tax & Accounting Professionals	203	1	204	64	31.2%

“Big 3” Segments Combined	1,282	2	1,284	566	44.0%
Reuters News	180	—	180	37	20.4%
Global Print	137	—	137	55	39.6%
Eliminations/ Rounding	(5)	—	(5)	—	n/a
Corporate costs	—	—	—	(26)	n/a

Consolidated totals	$1,594	$2	$1,596	$632	39.6%

Nine months ended September 30, 2023
	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA Margin
Legal Professionals	$2,107	$1	$2,108	$1,001	47.5%
Corporates	1,218	3	1,221	481	39.4%
Tax & Accounting Professionals	714	11	725	302	41.6%

“Big 3” Segments Combined	4,039	15	4,054	1,784	44.0%
Reuters News	549	—	549	111	20.1%
Global Print	408	—	408	158	38.6%
Eliminations/ Rounding	(17)	—	(17)	—	n/a
Corporate costs	—	—	—	(82)	n/a

Consolidated totals	$4,979	$15	$4,994	$1,971	39.5%

Margins are computed using whole dollars, as a result, margins calculated from reported amounts may differ from those presented due to rounding.

n/a: not applicable

(1)	Refer to page 24 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Third-Quarter 2023 Results

Thomson Reuters Corporation

Segment and Consolidated Adjusted EBITDA(1) and the Related Margin(1)

(millions of U.S. dollars, except for margins)

(unaudited)

Year Ended December 31, 2022
Adjusted EBITDA(1)
Legal Professionals	$1,227
Corporates	578
Tax & Accounting Professionals	451

“Big 3” Segments Combined(1)	2,256
Reuters News	154
Global Print	212
Corporate costs	(293)

Adjusted EBITDA	$2,329

Adjusted EBITDA Margin(1)
Legal Professionals	43.8%
Corporates	37.6%
Tax & Accounting Professionals	45.8%
“Big 3” Segments Combined(1)	42.4%
Reuters News	21.0%
Global Print	35.7%
Adjusted EBITDA margin	35.1%

Margins are computed using whole dollars, as a result, margins calculated from reported amounts may differ from those presented due to rounding.

(1)	Refer to page 24 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Third-Quarter 2023 Results

Non-IFRS Financial Measures	Definition	Why Useful to the Company and Investors

Adjusted EBITDA and the related margin

Represents earnings or losses from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, Thomson Reuters share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges and fair value adjustments, including those related to acquired deferred revenue.

The related margin is adjusted EBITDA expressed as a percentage of revenues. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.

Provides a consistent basis to evaluate operating profitability and performance trends by excluding items that the company does not consider to be controllable activities for this purpose.

Also, represents a measure commonly reported and widely used by investors as a valuation metric, as well as to assess the company’s ability to incur and service debt.

Adjusted earnings and adjusted EPS

Net earnings or loss including dividends declared on preference shares but excluding the post-tax impacts of fair value adjustments, including those related to acquired deferred revenue, amortization of acquired intangible assets (attributable to other identifiable intangible assets and acquired computer software), other operating gains and losses, certain asset impairment charges, other finance costs or income, Thomson Reuters share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. Acquired intangible assets contribute to the generation of revenues from acquired companies, which are included in our computation of adjusted earnings.

The post-tax amount of each item is excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item.

Adjusted EPS is calculated from adjusted earnings using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders.

Provides a more comparable basis to analyze earnings. These measures are commonly used by shareholders to measure performance.

Effective tax rate on adjusted earnings

Adjusted tax expense divided by pre-tax adjusted earnings. Adjusted tax expense is computed as income tax (benefit) expense plus or minus the income tax impacts of all items impacting adjusted earnings (as described above), and other tax items impacting comparability.

In interim periods, we also make an adjustment to reflect income taxes based on the estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods but has no effect on full-year income taxes.

Provides a basis to analyze the effective tax rate associated with adjusted earnings.

Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, our effective tax rate computed in accordance with IFRS may be more volatile by quarter. Therefore, we believe that using the expected full-year effective tax rate provides more comparability among interim periods.

Free cash flow	Net cash provided by operating activities, proceeds from disposals of property and equipment, and other investing activities, less capital expenditures, payments of lease principal and dividends paid on the company’s preference shares.	Helps assess the company’s ability, over the long term, to create value for its shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and acquisitions.

Changes before the impact of foreign currency or at “constant currency”	The changes in revenues, adjusted EBITDA and the related margin, and adjusted EPS before currency (at constant currency or excluding the effects of currency) are determined by converting the current and equivalent prior period’s local currency results using the same foreign currency exchange rate.	Provides better comparability of business trends from period to period.

Changes in revenues computed on an “organic” basis	Represent changes in revenues of the company’s existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods.	Provides further insight into the performance of the company’s existing businesses by excluding distortive impacts and serves as a better measure of the company’s ability to grow its business over the long term.

Accrued capital expenditures as a percentage of revenues	Accrued capital expenditures divided by revenues, where accrued capital expenditures include amounts that remain unpaid at the end of the reporting period. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.	Reflects the basis on which the company manages capital expenditures for internal budgeting purposes.

“Big 3” segments	The company’s combined Legal Professionals, Corporates and Tax & Accounting Professionals segments. All measures reported for the “Big 3” segments are non-IFRS financial measures.	The “Big 3” segments comprised approximately 80% of revenues and represent the core of the company’s business information service product offerings.

Please refer to reconciliations for the most directly comparable IFRS financial measures.